Filed Pursuant to Rule 433

Registration No. 333-185311

September 4, 2013

$750,000,000

5.300% Notes due 2043

TERM SHEET

Issuer:	CME Group Inc.

Security Type:	Senior Unsecured Notes

Expected Ratings:	Aa3 (Stable) (Moody’s) / AA- (Stable) (S&P)*

Principal Amount:	$750,000,000

Trade Date:	September 4, 2013

Settlement Date:	September 9, 2013 (T+3)

Maturity:	September 15, 2043

Interest Rate Per Annum:	5.300%

Interest Payment Dates:	Semiannually, on March 15 and September 15 of each year

First Interest Payment Date:	March 15, 2014 (long first coupon)

Optional Redemption:	Make-whole redemption at any time prior to March 15, 2043 at a discount rate of Treasury plus 25 bps Redemption at par at any time commencing on March 15, 2043

Public Offering Price:	99.820%

Treasury Benchmark:	2.875% due May 15, 2043

Treasury Benchmark Price:	83-03+

Treasury Benchmark Yield:	3.832%

Re-offer Spread vs. Treasury:	148 bps

Yield to Maturity:	5.312%

Mandatory Offer to Repurchase Notes:	In the event of a “Change of Control Triggering Event” (as defined in the preliminary prospectus supplement) at 101% of the principal amount, plus accrued and unpaid interest

Day Count:	30/360

Minimum Denomination / Multiples:	$2,000 / $1,000

CUSIP / ISIN:	12572Q AF2 / US 12572QAF28

Joint Bookrunning Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith

                       Incorporated

Wells Fargo Securities, LLC

BMO Capital Markets Corp.

Lloyds Securities Inc.

Mitsubishi UFJ Securities (USA), Inc.

UBS Securities LLC

Co-Managers:	BNY Mellon Capital Markets, LLC Deutsche Bank Securities Inc. Scotia Capital (USA) Inc. Blaylock Robert Van, LLC

The pro forma ratio of earnings to fixed charges is 11.75 for the six months ended June 30, 2013 and 13.31 for the year ended December 31, 2012 and (i) gives effect to the offering of the notes and the application of the net proceeds therefrom, together with other cash on hand, to retire at maturity our $750.0 million 5.75% notes due 2014 assuming those transactions had occurred on (and the scheduled maturity of the 5.75% notes due 2014 notes had been) January 1, 2012 and (ii) reflects our having entered into a forward-starting interest rate swap agreement in August 2012 that we estimate will result in the interest payable on the notes effectively becoming fixed at an annual rate of 4.73% upon issuance. The pro forma ratio of earnings to fixed charges does not necessarily represent what the actual ratio of earning to fixed charges would have been had those transactions occurred on the date assumed and is not necessarily indicative of our future ratio of earnings to fixed charges.

*Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free Barclays Capital Inc. at 1-888-603-5847, Citigroup Global Markets Inc. at 1-800-831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or Wells Fargo Securities, LLC at 1-800-326-5897.

This communication should be read in conjunction with the preliminary prospectus supplement dated September 4, 2013 and the accompanying prospectus dated December 6, 2012.